EXHIBIT 21

Subsidiaries of Numerex Corp.

Broadband Networks, Inc.	(Tier 1)
DCX Systems, Inc.	(Tier 1)
Digilog, Inc.	(Tier 1)
Numerex Investment Corp.	(Tier 1)
BNI Solutions LLC	(Tier 2)
Bronzetech Limited	(Tier 2)
DCX Systems	(Tier 2)
DCX Systems (Australia) Pty Limited	(Tier 2)
Numerex Solutions LLC	(Tier 2)
Cellemetry LLC(1)
Uplink Security, Inc.	(Tier 2)

(1)  Company owns 60%. BellSouth Wireless LLC owns the remaining 40%.

E-20